EXHIBIT 12.1

CALIFORNIA STEEL INDUSTRIES, INC. AND SUBSIDIARY

Computation of Ratio of Earnings to Fixed Charges

(All dollar amounts in thousands)

	Year Ended December 31,

	2002		2001		2000		1999		1998

Income (loss) before income taxes	58,139		(7,317)		56,138		77,027		26,816
Fixed charges	15,418		17,147		19,837		17,861		19,645
Amortization of capitalized interest	553		552		534		686		609
Capitalized interest	319		118		(300)		(588)		(1,940)

Earnings	74,429		10,500		76,209		94,986		45,130

Imputed interest relating to rental expense	464		468		460		470		169
Interest expense	14,954		16,679		19,377		17,391		19,476

Fixed charges	15,418		17,147		19,837		17,861		19,645

Ratio of earnings to fixed charges	4.8	x	0.6	x	3.8	x	5.3	x	2.3	x